

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Ken Hicks
President and Secretary
Argentex Mining Corporation
Suite 835, 1100 Melville Street
Vancouver, British Columbia, Canada
V6E 4A6

> **Re: Argentex Mining Corporation**
> **Registration Statement on Form S-4**
> **File No. 333-171729**
> **Filed January 14, 2011**

Dear Mr. Hicks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you incorporate by reference as exhibit 10.20 your agreement with Julian Michudis from the Form 8-K you filed on December 14, 2010. However, the document you incorporate by reference did not comply with Exchange Act Rule 12b-12(d) insofar as the document was provided only in Spanish. See also Securities Act Rule 403(c). Please revise the reference in the Form S-4 exhibit list to identify the precise number used to identify the referenced exhibit in the Form 8-K/A you filed on January 4, 2011, or in any subsequent filing on Form 8-K/A that you file in response to staff comment. In that regard, ensure that the exhibit list cites to the latest such filing rather than to any earlier versions.

2.   We will issue under separate cover any comments resulting from our review of the confidential treatment request you filed on January 5, 2011, which relates to the Michudis contract. You will not be in a position to request accelerated effectiveness of the Form

S-4 until all outstanding issues, including those relating to the pending confidential treatment request relating to the incorporated exhibit, have been resolved.

3. Please provide confirmation with your response that you will comply with Rule 414 of the Securities Act.

Certain United States Federal Income Tax Consequences, page 39

4. Revise the caption to clarify that you identify in this section the material tax consequences rather than only "certain" of such consequences. Also revise the disclosure to clarify whether it (A) constitutes the opinion of named counsel or (B) summarizes the opinion of named counsel. If the latter, make clear that you have filed the opinion(s) separately as an exhibit.

5. We note your statement that your tax discussion "does not purport to discuss all of the United States tax consequences that may be relevant to stockholders, nor will it apply to the same extent or in the same way to all stockholders." Revise to provide clear disclosure regarding counsel's opinion regarding the material United States tax consequences.

6. Revise to eliminate the suggestions that the disclosure "is included for general information purposes only" and that the reader is "expected to consult with" its own advisors.

7. Insofar as the disclosure will either summarize or constitute the opinion of named counsel, eliminate the repeated references to your "beliefs" regarding the tax consequences.

8. Revise to clarify what constitutes counsel's opinion. For example, if true, disclose that counsel is in fact opining (at page 40) that "stockholders will not be required to recognize any U.S. gain or loss on this transaction."

9. Eliminate the suggestion that the disclosure "assumes" particular tax matters when such items are within the scope of the opinion which counsel has rendered. It is not appropriate to assume the tax consequence involved, nor is it appropriate to assume any legal conclusion underlying the opinion.

10. To the extent that because of the merger, the continuation, or otherwise, investors may be subject to foreign tax due to their status vis-à-vis U.S. residence, make this clear and identify any applicable tax treaties. We note the references both to the Canadian Act and the Canada Act.

11. If any of the disclosure under "The Merger and Continuation" constitutes the opinion of named counsel regarding the material tax consequences, revise to make this clear. We

note in that regard the statement at page 43 that Clark Wilson has "approved the following section."

Exhibit 8.1

12.   We note counsel's suggestion that it is basing its opinion on its "best judgment." If by this reference, counsel intends to signal its doubt or that it is rendering only a limited opinion, obtain a revised opinion which clarifies this, and ensure that the disclosure in the Form S-4 makes clear any limits and the nature of and reasons for any doubt with regard to the rendered opinions.

13.   Obtain and file a revised opinion which does not include an incomplete page 6, as does the current version you filed.

Exhibit 8.2

14.   Obtain and file an opinion which does not include the concluding paragraph insofar as the reader may rely on and use the opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ethan Minsky
(604) 687-6314